UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
Pre-Effective Date Amendment No. 1 to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Applied Extrusion Technologies, Inc.
(Name of applicant)

15 Read's Way
New Castle, Delaware 19720
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of class	Amount
12% Senior Notes due 2011	$50,000,000

        Approximate date of proposed offering: On, or as soon as practicable after, the Effective Date of the Company's Plan of Reorganization.

        Name and Address of Agent for Service:

David N. Terhune Applied Extrusion Technologies, Inc. 15 Read's Way New Castle, Delaware 19720

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it will supercede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the obligor.

EXPLANATORY NOTE

        This Amendment No. 1 to the Form T-3 filed on or about November 1, 2004 (File No. 022-28759) is filed solely for the purposes of amending and restating the exhibits to the Form T-3 (except where specifically incorporated into this Amendment No. 1 from another filing made prior to the date hereof).

EXHIBITS

Exhibit T3A(1).	Amended and Restated Certificate of Incorporation.(a)
Exhibit T3A(2).	Amendment dated February 26, 1992 to Amended and Restated Certificate of Incorporation.(b)
Exhibit T3A(3).	Amendment dated March 17, 1999 to Amended and Restated Certificate of Incorporation.(c)
Exhibit T3B.	Amended and Restated By-Laws.(b)
Exhibit T3C.
Form of the Indenture to be qualified, which is to be dated as of the Effective Date of the Plan, among the applicant, as issuer, Applied Extrusion Technologies (Canada), Inc., as guarantor, and Wells Fargo Bank, National Association, a national banking association, as trustee.
Exhibit T3D.	Not Applicable.
Exhibit T3E.	Solicitation and Disclosure Statement.(d)
Exhibit T3F.	A cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
  (a)
  Contained in Exhibits to the Company's Registration Statement on Form S-1, as amended (No. 33-40145), filed with the Commission on April 24, 1991.

  (b)
  Contained in Exhibits to the Company's Form 10-K for the fiscal year ended September 30, 2003, filed with the Commission on December 22, 2003.

  (c)
  Contained in Exhibits to the Company's Form 10-Q for the fiscal quarter ended March 31, 1999, filed with the Commission on May 7, 1999.

  (d)
  Contained in Exhibits to the Company's Form 8-K, filed with the Commission on November 1, 2004.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Applied Extrusion Technologies, Inc., a corporation organized under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Castle, and State of Delaware, on the 21st day of January, 2005.

APPLIED EXTRUSION TECHNOLOGIES, INC.
(SEAL)	By:	/s/ DAVID N. TERHUNE
David N. Terhune
(Name)
President
(Title)
Attest:
/s/ DIANA L. MITCHELL	By:	/s/ BRIAN P. CRESCENZO
Diana L. Mitchell		Brian P. Crescenzo
(Name)		(Name)

Notary Public		Vice President, Secretary & Chief Financial Officer
(Title)		(Title)